NORTHERN LIGHTS FUND TRUST III

OPERATING EXPENSES LIMITATION

AGREEMENT

GOOD HARBOR U.S. TACTICAL CORE FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 29th day of November, 2012, by and between NORTHERN LIGHTS FUND TRUST III, a Delaware statutory trust (the “Trust”), on behalf of Good Harbor Tactical Core U.S. Wrap Fund (the “Fund”) a series of the Trust, and the Advisor of the Fund, Good Harbor Financial, LLC (the “Advisor”).

RECITALS:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 29th day of November, 2012 (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will either waive or reduce its fee in an amount sufficient to pay the excess expense or pay to the Fund, on a monthly basis, the excess expense within ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) expenses incurred in connection with any merger or reorganization; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive in future years on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by the Advisor pursuant to this Agreement, if such reimbursement can be achieved within the Annual Limit.  For the avoidance of doubt, if in any month during which the Advisory Agreement is in effect, the annualized Operating Expenses for that month are less than the Annual Limit, Advisor shall be entitled to reimbursement in accordance with this Section 3.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least [XXX], 2013, unless sooner terminated as provided in Paragraph 9 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board.  This Agreement and the Control Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Advisory Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

(Signature Page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST III	GOOD HARBOR FINANCIAL, LLC
on behalf of Good Harbor U.S. Tactical Core Fund

By: /s/ Andrew Rogers_____________	By: /s/ Paul R. Ingersoll___________________
Name: Andrew Rogers	Name: Paul R. Ingersoll
Title: President	Title: Managing Partner

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Appendix A

Fund	Operating Expense Limit

GOOD HARBOR U.S. TACTICAL CORE FUND
Class A Shares	1.40%
Class C Shares	2.15%
Class I Shares	1.15%

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253560.2